Exhibit 99.1

News

IMMEDIATE	27 April 2006

Royal & Sun Alliance Insurance Group plc launches US bond exchange offer

THIS ANNOUNCEMENT IS APPLICABLE TO THE US, ITALY, CANADA, AUSTRALIA AND JAPAN. THE EXCHANGE OFFER IS RESTRICTED BY THE LAWS OF THE US, ITALY, FRANCE, THE UNITED KINGDOM AND BELGIUM.

Royal & Sun Alliance Insurance Group plc (R&SA) today announces that it has offered to exchange any or all of its US dollar subordinated bonds (‘Yankee Bonds’) (1) not held in the the U.S. or by a U.S person for sterling perpetual guaranteed bonds (‘New Bonds’). This exchange is in line with R&SA’s strategy of improving its balance sheet and will strengthen further the regulatory capital position of the Group.

The exchange will replace the Yankee Bonds, which do not qualify as regulatory capital, with an Innovative Tier 1 regulatory capital instrument under the FSA’s Integrated Prudential Sourcebook.

Simultaneously, Merrill Lynch International made an offer to holders of Yankee Bonds in the United States to purchase these bonds for cash. Merrill Lynch International has agreed with R&SA that it will exchange any Yankee Bonds it purchases in the tender offer for New Bonds through the exchange offer, or following the expiration of the exchange offer for notes identical to the New Bonds or cash.

The key dates for the transaction are:

Launch of the exchange offer and the offer to purchase	20 April 2006
Announcement of the spread on the New Bonds	2 May 2006
Offer to purchase early participation deadline	4 May 2006
Pricing of the exchange offer	5 May 2006
Expiration of the exchange offer	5 May 2006
Settlement	12 May 2006

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

R&SA may issue additional sterling perpetual guaranteed bonds on the settlement date and any such new proceeds would be used to support the Group’s general insurance activities.

–END–

For further information:

Analysts	Press
Helen Pickford Andrew Wigg	Phil Wilson-Brown Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7212 Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7111 7047 Tel: +44 (0) 20 7251 3801

Notes to Editors

1.	US $500 million 8.95% subordinated guaranteed bonds due 15 October 2029. These bonds do not qualify as regulatory capital under the FSA’s Integrated Prudential Sourcebook.

2.	Any stabilisation will take place in accordance with the FSMA/ICMA.

Important Disclaimer
This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the solicitation of offers to exchange are sought by this press release. The Exchange Offer is not made to, and any offers will not be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction in which the making of the Exchange Offer will not be in compliance with the laws or regulations of such jurisdiction.

This press release may contain forward-looking statements. The Company wishes to caution readers that certain important factors may have affected and could in the future affect the Company's actual results and could cause the Company's actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

The exchange will be made pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and participants in the exchange may not offer or sell the securities sold in the offering in the absence of an effective registration statement or exemption from registration requirements. This press release is issued pursuant to Rule 135c under the United States Securities Act of 1933, as amended, and shall not constitute an offer to sell or exchange or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134